NTL Incorporated                                                    Exhibit 12.2
Computation of Ratio of Earnings to Fixed Charges


                                                                                      Year Ended December 31,
                                                  3 Months Ended    --------------------------------------------------------------
                                                  March 31, 2001        2000         1999          1998       1997         1996
                                                  --------------        ----         ----          ----       ----         ----

Fixed charges:
Interest                                             $    376.7     $  1,131.9     $  722.5     $  356.6     $  209.4     $  147.3
Amortization of debt expense                               12.1           40.9         18.2         10.2          7.8          8.9
Interest portion of rental expense                          6.7           18.7         12.2          9.8          6.0          5.0
                                                     ----------     ----------     --------     --------     --------     --------

Fixed charges                                             395.5        1,191.5        752.9        376.6        223.2        161.2
Preferred stock dividend requirement                       65.1          194.0         73.7         18.8         12.0       --
                                                     ----------     ----------     --------     --------     --------     --------

Combined fixed charges and
   preferred stock dividend requirement              $    460.6     $  1,385.5     $  826.6     $  395.4     $  235.2     $  161.2
                                                     ==========     ==========     ========     ========     ========     ========

Earnings:
(Loss) from operations                               $ (1,060.4)    $ (3,074.7)    $ (768.0)    $ (507.2)    $ (344.1)    $ (258.6)
Fixed charges                                             395.5        1,191.5        752.9        376.6        223.2        161.2
Less: Capitalized interest                                (21.6)         (95.1)       (41.8)       (27.8)        (6.8)       (10.3)
                                                     ----------     ----------     --------     --------     --------     --------

                                                     $   (686.5)    $ (1,978.3)    $  (56.9)    $ (158.4)    $ (127.7)    $ (107.7)
                                                     ==========     ==========     ========     ========     ========     ========

Ratio of Earnings to Fixed Charges (1)                   --             --           --           --           --           --

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The ratio of earnings to fixed charges and combined fixed charges and preferred stock dividends is not meaningful for the periods that result in a deficit.


(1) For the three months ended March 31, 2001 and for the years ended December 31, 2000, 1999, 1998, 1997 and 1996, the deficit of earnings to fixed charges was $1,082.0 million, $3,169.8 million $809.8 million, $535.0 million, $350.9 million, and $268.9 million, respectively. For the three months ended March 31, 2001 and for the years ended December 31, 2000, 1999, 1998 and 1997, the deficit of earnings to combined fixed charges and preferred stock dividends was $1,147.1 million, $3,363.8 million, $883.5 million, $553.8 million and $362.9 million, respectively.